Exhibit 99.1

Hollysys Reiterates Strong Support for Ascendent Deal; Provides Update on Engagement with Dazheng

- Special Committee concluded Dazheng proposal was not superior after rigorous negotiations

- Dazheng was unable to provide sufficient assurances around equity financing and last-minute introduction of yet another new member after multiple changes in its consortium composition raised further questions that could not be resolved

- Special Committee strongly disagrees with flawed ISS and Glass Lewis recommendations: a transparent and well-run process has brought the right outcome for shareholders: the Ascendent deal

- Updated proxy materials detailing engagement with Dazheng in recent weeks will be released shortly

BEIJING, Jan. 29, 2024 /PRNewswire/ — The Special Committee of Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”) today reiterated its unanimous recommendation that shareholders vote FOR the acquisition of the Company by a buyer controlled by Ascendent Capital Partners (“Ascendent”), an international and experienced private investment firm headquartered in Hong Kong.

Contrary to claims made by Dazheng Group Acquisition Limited (“Dazheng”) the Special Committee has continued to consider approaches and proposals over the last few weeks, in a meticulous, good faith effort and remained open to considering a superior proposal to the deal signed with Ascendent, in line with its prerogatives in the merger agreement and its fiduciary duty to shareholders. The most recent discussions concluded with the determination by the Special Committee that the Dazheng proposal is not superior to the Ascendent acquisition. The Special Committee does not have confidence in the certainty of Dazheng’s equity financing nor its ability to successfully close a transaction, given its constantly changing equity consortium structure, including the last-minute introduction of a new member that is purportedly now its primary source of equity funding but with no proper financial arrangement to provide certainty of funds. Moreover, Dazheng proposed an escrow structure entirely onshore and denominated in RMB.

The Special Committee believes that it is imperative to work toward closing the acquisition by Ascendent and recommends that shareholders vote FOR the Ascendent acquisition at the February 8, 2024 extraordinary general meeting.

In a statement, the Special Committee said: “The prospect of a deal not taking place risks too much downside to shareholder value given macro conditions and the geopolitical context in which we operate. We selected Ascendent after running a comprehensive and rigorous process, where the Dazheng Consortium declined initially to even sign an NDA. When they came late to the table, we made good faith efforts to work with Dazheng during the go-shop period and beyond, but the fact remains that Ascendent is the only bidder that has emerged with an offer of compelling value that is fully financed and with a viable pathway to closing. We continue to focus solely on our fiduciary duty to shareholders. We cannot disregard the significant risks associated with Dazheng’s proposal, evidenced by their inability to provide proof of committed financing and the ever-changing makeup of its consortium. We reaffirm our position that the Ascendent acquisition is in the best interests of our shareholders, and we recommend that shareholders vote FOR the Ascendent acquisition on February 8th for near-term cash with high certainty of closing.”

A proxy statement supplement detailing the Special Committee’s recent engagement with Dazheng will be furnished with the U.S. Securities and Exchange Commission in due course.

Response to ISS and Glass Lewis

The Special Committee strongly disagrees with the recommendations of ISS and Glass Lewis regarding the transaction with Ascendent. Neither ISS nor Glass Lewis provided any judgement on the value of the Ascendent offer. The Special Committee ran a transparent, competitive and rigorous sale process. Further, in its report, ISS itself acknowledges that Ascendent’s proposal is at a sizeable premium and if there is no transaction the Company’s share price is likely to fall.

Commenting on the reports, the Special Committee stated: “We are extremely concerned that these proxy firms, which are hired by shareholders to provide expert analysis, are advising shareholders to reject a transaction that provides compelling value with no viable alternative in hand. They leave shareholders exposed to significant risk of a potentially meaningful drop in the value of their shares.”

About Hollysys Automation Technologies Ltd.

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. As of June 30, 2023, Hollysys had cumulatively carried out more than 45,000 projects for approximately 23,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

Safe Harbor Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company; growth in financial and operational performance of the Company; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident,” or similar expressions involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact Information

Company Contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-5898-1386

investors@hollysys.com

Media Contacts (Hong Kong and New York):

Brunswick Group

hollysys@brunswickgroup.com

Daniel Del Re (Hong Kong)

ddelre@brunswickgroup.com

+852 9255 5136

Libby Lloyd (New York)

llloyd@brunswickgroup.com

+1 347 283 3871